UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )1

REMY INTERNATIONAL, INC..
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75971M108
(CUSIP Number)
H Partners Management, LLC
888 Seventh Ave.
29th Floor
New York, NY 10019
Attn: Rehan Jaffer
(212) 265-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☒

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75971M108	13D	Page 2 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 2,801,264
	9	sole dispositive power
	10	shared dispositive power 2,801,264

11	aggregate amount beneficially owned by each reporting person 2,801,264
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐
13	percent of class represented by amount in row (11) 8.7%
14	type of reporting person* OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 3 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 1,644,064
	9	sole dispositive power
	10	shared dispositive power 1,644,064

11	aggregate amount beneficially owned by each reporting person 1,644,064
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐
13	percent of class represented by amount in row (11) 5.1%
14	type of reporting person* PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 4 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 1,644,064
	9	sole dispositive power
	10	shared dispositive power 1,644,064

11	aggregate amount beneficially owned by each reporting person 1,644,064
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐
13	percent of class represented by amount in row (11) 5.1%
14	type of reporting person* OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 5 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 2,801,264
	9	sole dispositive power
	10	shared dispositive power 2,801,264

11	aggregate amount beneficially owned by each reporting person 2,801,264
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐
13	percent of class represented by amount in row (11) 8.7%
14	type of reporting person* IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 75971M108	13D	Page 6 of 9

Item 1.   Security and Issuer

This Amendment No. 1 on Schedule 13D (this “Schedule13D”) relates to the common stock, par value $0.0001 per share (the “Shares”) of Remy International Inc.(the “Issuer”) and, in the manner set forth below, amends and supplements the Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Persons (as defined in the Initial 13D) on October 17, 2014. The Issuer’s principal place of business is 600 Corporation Drive, Pendleton, Indiana, 46064.

Item 4. Purpose of Transaction

The Shares covered by this Schedule 13D were acquired by the Reporting Persons for investment purposes in the ordinary course of business. The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons concerning the Issuer’s business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements.

On February 3, 2015, the Reporting Persons and certain of their affiliates (“H Partners Group”) entered into a Support Agreement with the Issuer. Pursuant to the Support Agreement, the H Partners Group was granted non-voting observer rights with respect to all meetings of the Issuer’s board of directors and committees or subcommittees thereof. The Issuer and its board of directors have also agreed to increase the size of the Board to create a vacancy and name a director nominee designated by the H Partners Group on the Issuer’s slate of directors for its 2015 annual meeting of shareholders, to serve until 2018. Pursuant to the Support Agreement, the Issuer’s board of directors has agreed to nominate Arik Ruchim, a senior executive of H Partners Group, for election to the Board at the 2015 annual meeting of shareholders.

With limited exceptions, the H Partners Group together with their affiliates has agreed not to acquire more than 24.9% of the Company’s common stock outstanding.

The H Partners Group has agreed until they no longer have observer rights or their nominee no longer serves on the Board (“Standstill Period”), not to solicit proxies or written consents; encourage advise or assist any persons with respect to giving or withholding a proxy or consent; present a proposal at an annual or special meeting of shareholders; effect or propose with respect to the Issuer a tender offer or form of business combination or restructuring or recapitalization or similar transaction. Until the end of the Standstill Period, the H Partners Group has agreed to cause all Shares beneficially owned by the H Partners Group to be present for quorum purposes at any meeting of shareholders and to vote in favor of all directors nominated by the board of directors and in accordance with the recommendations of the Board on any proposals of any other stockholder of the Issuer.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 75971M108	13D	Page 7 of 9

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in the securities and capital markets and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, H Partners Management, LLC may be deemed to beneficially own 2,801,264 Shares of the Issuer, comprising approximately 8.7% of the outstanding Shares of the Issuer.

As of the date hereof, the H Partners, LP may be deemed to beneficially own 1,644,064 Shares of the Issuer, comprising approximately 5.1% of the outstanding Shares of the Issuer.

As of the date hereof, H Partners Capital, LLC may be deemed to beneficially own 1,644,064 Shares of the Issuer, comprising approximately 5.1% of the outstanding Shares of the Issuer,

As of the date hereof, Rehan Jaffer may be deemed to beneficially own 2,801,264 Shares of the Issuer, comprising approximately 8.7% of the outstanding Shares of the Issuer.

The foregoing percentages are based on 32,201,086 Shares outstanding, as confirmed by the Issuer on February 2, 2015.

Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.

(b) The Reporting Persons have shared dispositive and voting power over the Shares reported on this Schedule 13D.

(c) The Reporting Persons have not engaged in any transactions in the Shares in the past 60 days, other than internal rebalancing among funds controlled by the Reporting Persons.

CUSIP No. 75971M108	13D	Page 8 of 9

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Support Agreement in Item 4 of this Schedule 13D is incorporated herein by reference. The Support Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons*
2.	Support Agreement, dated February 3, 2015

*	Previously filed with Initial Schedule 13D.

CUSIP No. 75971M108	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

H Partners Management, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners, LP By: H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

Rehan Jaffer

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer